June 24, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sharon Blume

Justin Dobbie

Andi Carpenter

Julie Griffith

Re:	Adaptive Biotechnologies Corporation

Registration Statement on Form S-1

File No. 333-231838

Acceleration Request

Requested Date:             Wednesday, June 26, 2019

Requested Time:            4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Adaptive Biotechnologies Corporation hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Wednesday, June 26, 2019, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Andrew Ledbetter of DLA Piper LLP (US) at (206) 839-4845. Please also contact him should you have any questions.

Very truly yours,

Adaptive Biotechnologies Corporation

/s/ Chad Robins

Chad Robins

Chief Executive Officer

cc:	Chad Cohen, Chief Financial Officer

Stacy Taylor, General Counsel

Adaptive Biotechnologies Corporation

Andrew Ledbetter, Esq.

Tyler Hollenbeck, Esq.

Kevin Criddle, Esq.

DLA Piper LLP (US)

James Evans, Esq.

Robert Freedman, Esq.

Amanda Rose, Esq.

Fenwick & West LLP